TORNET

02 NOV 15 AM 11:12 November 7, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

02060421

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Enclose.

dlw 18/11

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 3.0 million square metres and a book value of approximately SEK 19 billion. Nearly 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Interim Report January-June 2002

	2002:III	2001:III
Profit for the period, SEK m	**501**	417
Income before tax, SEK m	**461**	491
Property sales net, SEK m	**101**	298
Cash flow, SEK m	**607**	591
Operating profit, SEK m	**1 044**	817
Earnings per share, SEK	**19.28**	16.12
Shareholders' equity per share, SEK	**182**	160
Occupancy ratio area, %	**91.0**	93.2

Sales and acquisitions
31 properties (55) have been sold for SEK 463 million (1 337) with a capital gain of SEK 101 million (298). The sales price is at the level of the valuation as per 31 December 2001. 144 properties (6) have been acquired for SEK 5 559 million (484).

Property value and net worth
A new property valuation shows that the surplus value in the properties totals more than SEK 1 900 million. The net worth as per 31 December 2002 is expected to total approximately SEK 250 per share after full deduction for deferred tax and on the basis of current forecast and current surplus values in the property portfolio. Equity per share is expected to total approximately SEK 185 per share as per 31 December 2002.

Events after the end of the period
After the end of the period, three properties have been sold at a price of SEK 18 million with a capital gain of SEK 4 million.

Forecast profit for 2002
Income before tax and net profit for 2002 are expected to total over SEK 550 million, including income from property sales. This is equivalent to over SEK 21 per share. The income does not include any write-ups and write-downs of individual properties that can arise in conjunction with the closing of the accounts for 2002. According to the previous forecast, income before tax and net profit for the year were expected to exceed SEK 500 million.

Danderyd, 7 November 2002
Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08